June 29, 2005

Via Email
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Stephen Krikorian, Branch Chief - Accounting
           Melissa Rocha

Re:  IQ Biometrix, Inc.
     Registration Statement on Form S-4
     File No. 333-124027

Dear Mr. Krikorian:

      This letter responds to oral requests from you yesterday regarding the value of intangible assets and the pro forma presentation of these assets.

      We have updated the pro forma's and the associated footnotes to disclose the allocation of the purchase price, now including intangibles and goodwill and how the company will be addressing the values in the future. Attached as exhibit A to this letter are the pro formas as we propose to present them in the filing of the S-4

      The purchase price calculation, for the Form S-4/A discussion, uses the price of the IQB stock as of June 15, 2005. The purchase price actually recorded will be the price as of the closing date of the merger, which has yet to be determined. At that time, any identifiable intangible assets will be separately valued, with the remainder allocated to goodwill. We are proposing that the full calculated value ($47 million at June 15, 2005) be recorded as goodwill and other intangible assets in the Form S-4/A pro forma schedules.

      After closing the merger, we will use a third party to determine the allocation of the final purchase price to these intangible items and goodwill. Impairment is probable since the company does not expect to focus on the FACES technology. We have added this disclosure to the pro forma footnotes.

      We trust that you will find the foregoing responsive to the comments of the Staff Comments or questions regarding this letter or the Registration Statement may be directed to the undersigned or Don Reinke at 510.466.6899.

Sincerely,


/s/ William Scigliano
----------------------------------------
William Scigliano,
Chief Executive Officer

cc:      Don Reinke
         Reed Smith, LLP

                                    Exhibit A

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

      The following Pro Forma financial statements of IQ Biometrix, Inc. and Wherify Wireless, Inc, set forth a post merger snapshot of the combined balance sheet at March 31, 2005 and statement of operations for the twelve months ended June 30, 2004 and the nine months ended March 31, 2005. The Pro Forma transactions presented are required by the merger agreement or by accounting principles to be completed upon the completion of the reverse acquisition. The transactions cover (i) the conversion of IQB convertible debentures outstanding at the time of the merger and required to be converted by the merger agreement,
(ii) the effect of the rescission offer completed by Wherify on April 11, 2005 and (iii) the accounting treatment of the goodwill generated by the reverse acquisition issuance of common stock.

                             Consolidated Pro Forma
                             Statement of Operations
                        Twelve Months Ended June 30, 2004
                                 (in thousands)
                                                                          I            W         Adj.         Pro Forma
                                                                       --------    --------    --------       --------
Revenue                                                                     270          81          --            351
Cost of sales                                                               111         440          --            551
                                                                       --------    --------    --------       --------
  Gross margin                                                              159        (359)         --           (200)
                                                                       --------    --------    --------       --------
Operating expenses
  Selling expense                                                           374          --                        374
  General and administrative                                              6,651       7,876                     14,527
  Research and development                                                  172          --                        172
  Depreciation/amortization                                                   4         249       2,667          2,920
                                                                       --------    --------    --------       --------
  Total operating expenses                                                7,201       8,125       2,667         17,993
                                                                       --------    --------    --------       --------
Loss from operations                                                     (7,042)     (8,484)     (2,667)       (18,193)
Interest expense                                                          1,349         132         183(1)       1,664
Interest and other income                                                    --         (19)         --            (19)
                                                                       --------    --------    --------       --------
Net Loss                                                                 (8,391)     (8,597)     (2,850)       (19,838)
Deemed dividend on preferred stock                                                   13,004                     13,004
                                                                                   --------                   --------
Net loss available to common shareholders                              $ (8,391)   $(21,601)   $ (2,850)      $(32,842)
                                                                       ========    ========    ========       ========

Basic and diluted net loss available to common shareholder per share   $   (153)               $  (7.32)      $  (0.83)

Fully diluted shares outstanding                                          5,495                   2,949         39,705


(1) All investors who hold convertible debentures issued by IQB prior to July 1, 2004 will convert 100% of the outstanding principal and interest due under those debentures into IQB common stock immediately prior to the merger, which the investors have agreed to do. This will accelerate approximately $183,000 in debt discount and warrant expense.

(2) The purchase price is based on approximately 12,275,000 shares with a closing price of $3.71 on June 15, 2005 for a total of $47,168,000. The purchase price is allocated as follows based on the March 31, 2005 balance sheet: Cash $1.9 million, Accounts Receivable $39,000, Inventory $12,000, Prepaids $65,000, Fixed Assets (net) $2,000, Intangibles (net) $55,000, less Convertible notes payable $3.2 million, accounts payable $450,000 and a note payable of $100,000. Identifiable intangibles are made up of : software $1 million, branding $1 million and intellectual property of $6 million for total intangibles of $8 million. The remainder of the unallocated purchase price of $39.168 million is allocated to goodwill. This purchase price allocation is preliminary and subject to change based on the fair value of the assets and liabilities at the actual close of the merger. Based on a useful life of 3 years, there would be amortization expense on intangibles of $2.0 million in the pro forma statement of operations for the 12-month period ended June 30, 2004.

      Goodwill represents the excess of the purchase price over identifiable tangible and intangible assets. Identified intangible assets include software valued at $1 million, branding valued at $1 million, and intellectual property at $6 million. These allocations are based on management's preliminary estimate and are subject to change post merger based on final values to be assigned based on a 3rd party appraiser's calculation of the present value of discounted future cash flows each asset will be associated with. This valuation will occur after closing. Each of these is assigned an estimated useful life of 3 years. Management has not yet decided whether to continue efforts to sell and improve the FACES software. The intangibles including the goodwill will be subject to review for possible impairment at each quarterly audit review.

                             Consolidated Pro Forma
                                  Balance Sheet
                                 March 31, 2005
                                 (in thousands)

                                                                                                 Adjustments
                                                                                                                          Pro Forma
                                                                             IQB        Wherify        Debit       Credit Combined*
                                                                             ---        -------        -----       ------  --------
Assets
Current assets
  Cash & cash equivalents.......................................          $1,904         $9,072                 (2) 2,215     8,761
  Accounts receivable...........................................              39             --                                  39

   Loan receivable..............................................              --            102                                 102
  Inventory.....................................................              12             --                                  12
  Prepaid expenses..............................................              65             40                                 105
                                                                       ------------------------                           ---------
  Total current assets..........................................           2,020          9,214                               9,019
PP&E, net.......................................................               2            537                                 539
Other assets....................................................              --            226                                 226
Intangibles, net................................................              55             --     8,000(3)        2,000     6,055
Goodwill                                                                      --             --    39,168(3)                 39,168
                                                                       ------------------------                           ---------
 Total assets...................................................          $2,077         $9,977                             $55.007
                                                                       ========================                           =========

Liabilities and Stockholders' Deficit
Current liabilities
  Convertible notes payable to investors........................          $3,155           $ --     3,155(1)                  $  --
  Accounts payable..............................................             159          5,305                               5,464
  Accrued liabilities to related party..........................              --          3,886                               3,886
  Note payable..................................................             100             --       100(1)                     --

  Committed/stock payable.......................................              --          2,215     2,215(2)                     --
  Accrued expenses..............................................             291            221       231(1)                    281
                                                                       ------------------------                           ---------
  Total current liabilities.....................................           3,705         11,627                               9,631
                                                                       ------------------------                           ---------
Stockholders' deficit
Common stock and paid in capital................................          16,874            778          (1)        4,953
                                                                                                         (3)       47,168
                                                                                                   18,502(4)
                                                                                                         (5)       48,454    99,725
Preferred Stock Series A........................................              --          8,553     8,553(5)                     --
Preferred Stock Series B........................................              --          5,137     5,137(5)                     --
Preferred Stock Series C........................................              --         34,764    34,764(5)                     --
Accumulated equity(deficit)                                              (18,502)       (50,882)         (4)       18,502
                                                                                                    1,467(1)
                                                                                                    2,000(3)                (54,349)
                                                                       ------------------------------------------------------------
  Stockholders' equity(deficit).................................          (1,628)        (1,650)                             45,376
                                                                       ------------------------------------------------------------
  Total liabilities and stockholders' equity (deficit)..........          $2,077         $9,977     $123,292 $123,292       $55,007
                                                                       ============================================================

(1) The merger agreement calls for the conversion of all IQB convertible debentures and interest just prior to closing of the merger. The debentures IQB issued on January 11, 2005 whose carrying value is net of unamortized warrant expense or purchase discount totaling approximately $1.5 million at March 31, 2005. The remaining unamortized discount and warrant expense was expensed on April 11, 2005 by IQB upon the conversion of the convertible debentures.

(2) Wherify rescission offer was completed on April 11, 2005. Eight investors requested a return of their investment plus accumulated interest totaling approximately $2.2 million, which includes interest of approximately $32,000 through March 31, 2005. Further information on this transaction can be found on page F-43 in the first paragraph under subsequent events.

(3) The purchase price is based on approximately 12,275,000 shares with a closing price of $3.71 on June 15, 2005 for a total of $47,168,000. The purchase price is allocated as follows based on the March 31, 2005 balance sheet: Cash $1.9 million, Accounts Receivable $39,000, Inventory $12,000, Prepaids $65,000, Fixed Assets (net) $2,000, Intangibles (net) $55,000, less Convertible notes payable $3.2 million, accounts payable $450,000 and a note payable of $100,000. Identifiable intangibles are made up of: software $1 million, branding $1 million and intellectual property of $6 million for total intangibles of $8 million. The remainder of the unallocated purchase price of $39.168 million is allocated to goodwill. This purchase price allocation is preliminary and subject to change based on the fair value of the assets and liabilities at the actual close of the merger. Based on a useful life of 3 years, there would be amortization expense on intangibles of $2.0 million in the pro forma statement of operations for the 12-month period ended June 30, 2004.

      Goodwill represents the excess of the purchase price over identifiable tangible and intangible assets. Identified intangible assets include software valued at $1 million, branding valued at $1 million, and intellectual property at $6 million. These allocations are based on management's preliminary estimate and are subject to change post merger based on final values to be assigned based on a 3rd party appraiser's calculation of the present value of discounted future cash flows each asset will be associated with. This valuation will occur after closing. Each of these is assigned an estimated useful life of 3 years. Management has not yet decided whether to continue efforts to sell and improve the FACES software. The intangibles including the goodwill will be subject to review for possible impairment at each quarterly audit review.

(4) As a result of reverse acquisition accounting, IQB's accumulated deficit of $18.5 million will be rolled into the combined company's initial common stock and paid in capital.

(5) Wherify preferred stock will be converted into common stock of the merged company.

(6) The beneficial conversion feature related to the Wherify Series C Preferred shares was calculated at each issuance date by taking the total Wherify Series C shares sold and multiplying it by 4.80 (the conversion ratio to be used to convert Wherify shares into IQB shares) and then dividing that number of shares (total shares to be converted) by the total proceeds received for the Wherify Series C shares. This resulted in the conversion price. The conversion price was compared to IQB's common stock closing trading price on each issuance date. The difference between the conversion price and the common stock price on each issuance date was multiplied by the number of shares to be converted resulting in an intrinsic value of $13.07 million. This amount represents the beneficial conversion feature.


                                                  Consolidated Pro Forma
                                                  Statement of Operations
                                             Nine Months Ended March 31, 2005
                                                      (in thousands)

                                                                            I           W          Adj.        Pro Forma
                                                                        --------    --------    --------       --------
Revenue                                                                      269         127          --            396
Cost of sales                                                                 11         146          --            157
                                                                        --------    --------    --------       --------
  Gross margin                                                               258         (19)         --           (239)
                                                                        --------    --------    --------       --------
Operating expenses
  Selling expense                                                            242          --                        242
  General and administrative                                               3,009       7,933                     10,942
  Research and development                                                    20          --                         20
  Depreciation/amortization                                                   38          78       2,000(3)       2,116
                                                                        --------    --------    --------       --------
  Total operating expenses                                                 3,309       8,011       2,000         13,320
                                                                        --------    --------    --------       --------
Loss from operations                                                      (3,051)     (8,030)     (2,000)       (13,081)
Interest expense                                                           2,179         116       1,467(1)       3,762
Interest and other income                                                     --         (54)         --            (54)
                                                                        --------    --------    --------       --------
Net loss                                                                  (5,230)     (8,092)     (3,467)       (16,789)
Deemed dividend on preferred stock                                            --      13,067                     13,067
                                                                        --------    --------    --------       --------
Net loss attributable to common shareholders                            $ (5,230)   $(21,159)   $ (3,467)      $(29,856)
                                                                        ========    ========    ========       ========

Basic and diluted net loss available to common shareholders per share   $  (0.79)   $  (7.16)   $  (0.52)

Fully diluted shares outstanding                                           6,617       2,956                     56,874